MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Fourth Quarter and Fiscal Year 2005

Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – July 14, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three months and the year ended April 30, 2005 and an update on its programs:

UPDATE ON DRUG DEVELOPMENT PROGRAMS

MX-3253 (hepatitis C infections): Enrollment in the Phase II monotherapy study has been completed, having achieved a total of 43 patients with results of the study expected prior to the end of the third quarter of calendar 2005. Preparations for initiating the Phase II combination study have been advanced. including the completion of an agreement with Schering-Plough for (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules), (b) certain technical and laboratory support and other services for the study, and (c) limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement.  The combination study will be a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV patients each, measuring viral load at various time points as well as a number of safety parameters. Prior to commencing the combination study, expected during the third quarter of calendar 2005, we will need to complete various activities, including but not limited to obtaining regulatory and ethical review board approvals.

MX-226 (catheter-related infections): Our partner for the North American and European development and commercialization of MX-226, Cadence Pharmaceuticals, Inc. (Cadence), is preparing to initiate a pivotal Phase III study of MX-226 in the third quarter of calendar 2005 pursuant to a special protocol assessment (SPA) agreement reached with the U.S. Food and Drug Administration in June 2005. The confirmatory Phase III trial will be a multi-national, randomized, Evaluation Committee-blinded study to evaluate the effectiveness of MX-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study will be the incidence of local catheter site infections, which achieved statistically significant results in the first Phase III study (p=0.002).  A secondary endpoint of the study will be the incidence of catheter colonization, which also achieved high statistical significance in the first Phase III study (p=0.004).

MX-4509 (neurodegenerative diseases): In April we received a Notice of Authorization from Health Canada to begin a Phase I/II trial in patients with mild to moderate Alzheimer’s disease (as a model of neurodegenerative disease).  As part of our plan to reduce the cash used in our operations (see “Liquidity and Capital Resources”), we elected to postpone this Phase I/II study. As an alternative strategy we are evaluating the potential for MX-4509 in certain orphan indications. This evaluation includes ongoing non-clinical activities to support those potential orphan indications, with further clinical studies to follow as deemed appropriate based on the non-clinical results.

MX-2401 (gram-positive bacterial infections): In March we entered into an agreement with the Government of Canada under the Technology Partnership’s Canada (TPC) program which will provide up to $9.3 million in funding for the development of MX-2401. Positive results on its effectiveness in accepted experimental models of pneumonia and soft tissue infections were obtained in studies conducted by an internationally recognized expert in anti-infective therapy. Over the next six months the Company will be advancing manufacturing process development in preparation for the non-clinical studies required to support a Clinical Trial Application.

FINANCIAL RESULTS

The loss for the three months ended April 30, 2005 (“Q4/05”) was $3.1 million ($0.05 per common share) compared with a loss of $3.9 million ($0.08 per common share) for the same period last year (“Q4/04”)

MIGENIX Inc. – NEWS RELEASE – July 14, 2005                                                             Page 2 of 6

and a loss of  $3.2 million ($0.05 per common share) for the three months ended January 31, 2005 (“Q3/05”).  The decrease in the Q4/05 loss compared with Q4/04 is principally attributable to a $0.9 million write-down of intangible assets in Q4/04.

For the year ended April 30, 2005 (“Fiscal 2005”), MIGENIX incurred a loss of $10.5 million ($0.18 per common share) as compared with a loss of $12.5 million ($0.26 per common share) for the year ended April 30, 2004 (“Fiscal 2004”). The $2.0 million decrease in the net loss for Fiscal 2005 as compared to Fiscal 2004 is principally due to: a $0.9 million increase in licensing revenues (see “Revenues”); a $1.9 million decrease in research and development expenses (see “Research and Development Expenses”) offset by a $1.4 million decrease in research and development collaboration revenues (see “Revenues”); and a $1.0 million decrease in the amount of intangible asset write-downs (see “Intangible Asset Expenditures, Amortization and Write-downs”). The Fiscal 2005 loss includes $2.3 million attributable to the MitoKor operations and programs acquired August 31, 2004.

Effective February 1, 2005, the Company changed its accounting policy of recording as intangible assets the costs associated with the preparation, filing and obtaining of patents.  As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred. This change resulted in a $0.1 million increase in the Fiscal 2005 loss and the change has been applied retroactively: increasing the Fiscal 2004 loss by $0.3 million; increasing the Fiscal 2003 loss by $0.1 million; and increasing the May 1, 2002 deficit by $0.6 million. There was no impact on basic and diluted loss per common share for any of the years restated.

Revenues

Licensing revenues for each of Q4/05, Q4/04 and Q3/05 were $nil and were $2.1 million for Fiscal 2005 ($1.2 million for Fiscal 2004). The Fiscal 2005 licensing revenues are pursuant to the August 2004 MX-226 collaboration and license agreement with Cadence.

Research and development collaboration revenues for Q4/05 were $0.1 million ($nil for Q4/04; $0.2 million for Q3/05) and were $0.4 million for Fiscal 2005 ($1.8 million for Fiscal 2004).  Research and development collaboration revenues for Fiscal 2004 were principally pursuant to the MX-226 license agreement with Fujisawa Healthcare which ended in January 2004.

Research and Development Expenses

Research and development expenses were $2.2 million in Q4/05 ($2.0 million in Q4/04; $2.3 million in Q3/05) and were $8.6 million for Fiscal 2005 ($10.5 million for Fiscal 2004).

Clinical development program costs were $1.0 million of research and development expenses in Q4/05 ($0.2 million in Q4/04; $0.8 million in Q3/05) and were $2.3 million for Fiscal 2005 ($4.0 million for Fiscal 2004).  The decrease in clinical program development costs for Fiscal 2005 compared with Fiscal 2004 is due to a decrease in clinical program development costs in the MX-226 program (Phase III trial completed in Q1/04 and Cadence is now responsible for the development of MX-226 in North America and Europe) and in the MX-594AN program (Phase IIb trial completed in Q2/04; and Company is delaying certain development work until a partner is secured).  Total clinical development costs for MX-226 were $nil for Fiscal 2005 compared with $1.7 million for Fiscal 2004.  Total clinical development costs for MX-594AN were $0.2 million for Fiscal 2005 compared with $2.0 million for Fiscal 2004.  The Fiscal 2005 decrease was partially offset by $1.2 million of costs in the MX-3253 program (Phase II monotherapy trial started in Q2/05; and preparations for Phase II combination study advanced) and $0.7 million of costs in the MX-4509 program (preparations for the postponed Phase I/II trial).

Personnel costs were $0.8 million in Q4/05 ($0.9 million in Q4/04; $0.9 million in Q3/05) and were $3.3 million for Fiscal 2005 ($3.7 million for Fiscal 2004). The decrease in Fiscal 2005 was primarily due to lower results-based compensation and reduced head count.

Patent-related costs were $0.3 million in Q4/05 ($0.2 million in Q4/04; $0.3 million in Q3/05) and were $1.0 million for Fiscal 2005 ($0.7 million for Fiscal 2004). The increase in Fiscal 2005 patent-related costs is primarily due to patent costs for the MitoKor assets acquired during the year.

Other research and development expenses including non-clinical programs were $0.1 million in Q4/05 ($0.7 million in Q4/04; $0.3 million in Q3/05) and were $2.0 million for Fiscal 2005 ($2.1 million for Fiscal 2004). The Q4/05 and Fiscal 2005 expenses are net of a $0.5 million reduction in costs resulting from government assistance pursuant to the TPC funding for the MX-2401 program.

MIGENIX Inc. – NEWS RELEASE – July 14, 2005                                                             Page 3 of 6

General and Corporate Expenses

General and corporate expenses for Q4/05 were $0.9 million ($1.0 million in Q4/04; $0.9 million in Q3/05) and were $3.8 million for Fiscal 2005 ($3.6 million for Fiscal 2004).  Personnel costs were $0.5 million in Q4/05 ($0.7 million in Q4/04; $0.5 million in Q3/05) and were $2.2 million for Fiscal 2005 ($2.5 million for Fiscal 2004). The decrease in personnel costs for Fiscal 2005 as compared to Fiscal 2004 is primarily due to reduced results compensation and reduced headcount.

Intangible Asset Expenditures, Amortization and Write-downs

Capital asset expenditures in Fiscal 2005 were $0.2 million ($0.3 million in Fiscal 2004). Intangible assets capitalized in Fiscal 2005 were $5.8 million ($0.2 million in Fiscal 2004) and relate to the MitoKor programs acquired.

Amortization expense in Fiscal 2005 for capital assets and intangible assets was $0.9 million ($0.6 million in Fiscal 2004). Pursuant to quarterly reviews during Fiscal 2005 there were no significant write-downs in the carrying value of intangible assets ($1.1 million in Fiscal 2004).

Other Income and Expenses

Interest income for Fiscal 2005 was $0.4 million ($0.6 million for Fiscal 2004). The decreases in Fiscal 2005 interest income resulted from lower average rates of return (2005: 2.2%; 2004: 2.8%) and lower average cash, cash equivalent and short-term investment balances.

A foreign exchange loss of $0.1 million was incurred during Fiscal 2005 ($0.2 million in Fiscal 2004).

Liquidity and Capital Resources

As of April 30, 2005, the Company had cash, cash equivalents and short term investments of $12.0 million (2004: $21.7 million) and the Company’s net working capital was $10.8 million (2004: $19.1 million). The $8.3 million decrease in working capital between April 30, 2005 and April 30, 2004 is primarily attributable to the Fiscal 2005 loss of $9.3 million (excluding non-cash amortization and stock-based compensation), which was partially offset by the Cadence equity investment ($0.5 million) and the net cash from the acquisition of MitoKor ($0.6 million).

Subsequent to April 30, 2005 the Company completed a public offering for gross proceeds of $6.5 million improving its cash and working capital position by approximately $5.5 million. Based on the Company’s financial resources, the Company took steps in May and June 2005 to reduce the cash used in its operations by various means including: postponing the initiation of the planned Phase I/II clinical study of MX-4509; modifying the design of the MX-3253 Phase II combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remains in effect, and as of April 30, 2005 $0.4 million in deferred compensation is included in accounts payable and accrued liabilities. With these steps the Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million, compared to the Company's previous guidance of $13 to $15 million per year. The Company's current financial resources are expected to provide for operations to the end of the third quarter of calendar 2006.

Outstanding Shares

There are currently 75,445,428 (April 30, 2005: 60,988,428; April 30, 2004: 54,820,901) common shares outstanding and 14,600,000 (April 30, 2005: 14,600,000; April 30, 2004: 10,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (July 14, 2005) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-814-4859 (U.S. and Canada) or 416-640-4127 (Toronto area callers).  A replay of this call will be available from July 14, 2005 at 1:00 p.m. ET through July 28, 2005. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21131223 .The call will also be web cast at www.migenix.com.

MIGENIX Inc. – NEWS RELEASE – July 14, 2005                                                             Page 4 of 6

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	April 30, 2005	April 30, 2004 (restated 1)
Assets
Cash and cash equivalents	$ 1,181	$ 4,382
Short-term investments	10,846	17,336
Other current assets	1,426	342
Total current assets	$13,453	$22,060
Long-term investments	1	1
Other assets	186	463
Capital assets	1,142	1,358
Intangible assets	6,424	1,195
Total assets	$21,206	$25,077

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,595	$2,944
Current portion of capital lease obligation	63	58
Total current liabilities	$ 2,658	$ 3,002

Capital lease obligation	6	68
	$ 2,664	$ 3,070

Shareholders’ equity	18,542	22,007
Total liabilities and shareholders’ equity	$21,206	$25,077

(1) Restated pursuant to change in accounting policy for patent costs

MIGENIX Inc. – NEWS RELEASE – July 14, 2005                                                             Page 5 of 6

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended April 30,		Year ended April 30,
	2005	2004 (restated 1)	2005	2004 (restated 1)

Revenue
Licensing	$ -	$ -	$ 2,089	$ 1,153
Research and development collaboration	118	-	362	1,818
	$ 118	$ -	$ 2,451	$ 2,971
Expenses
Research and development	2,170	2,007	8,566	10,528
General and corporate	883	984	3,770	3,648
Amortization	276	164	897	615
Write-down of intangible assets	-	905	16	1,056
	$ 3,329	$ 4,060	$13,249	$15,847

Operating loss	$ (3,211)	$ (4,060)	$ (10,798)	$ (12,876)
Interest income	79	125	390	602
Foreign exchange (loss) gain	(5)	13	(135)	(221)
Loss for the period	$ (3,137)	$ (3,922)	$ (10,543)	$ (12,495)

Deficit, beginning of period	(94,177)	(82,849)	(86,771)	(74,276)
Deficit, end of period	$(97,314)	$(86,771)	$(97,314)	$(86,771)

Basic and diluted loss per common share	$(0.05)	$(0.08)	$(0.18)	$(0.26)

Weighted avg. number of common shares outstanding (000’s)	59,802	51,384	58,218	47,833

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (3,137)	$ (3,922)	$ (10,543)	$(12,495)
Loss not affecting cash:
Amortization	276	164	897	615
Stock-based compensation	51	25	375	235
Loss on disposal/write-down of assets	-	904	13	1,053
Changes in non-cash working capital items relating to operating activities	(583)	891	(683)	2,461
Deferred revenue	-	-	-	(1,153)
Cash used in operating activities	$ (3,393)	$ (1,938)	$ (9,941)	$(9,284)

Cash (used in) provided by financing activities	$ (9)	$ 6,019	$ 492	$ 6,060

Funds from short-term investments	851	(2,131)	6,433	1,783
Purchases of capital assets	(6)	(20)	(178)	(155)
Intangible asset expenditures	(71)	-	(173)	(195)
Acquisition of a business, net of cash acquired	-	-	144	-
Proceeds on disposal of capital assets	-	-	22	1
Cash provided by investing activities	$ 774	$ (2,151)	$ 6,248	$ 1,434

(Decrease) increase in cash and cash equivalents	$ (2,628)	$ 1,930	$ (3,201)	$(1,790)
Cash and cash equivalents, beginning of period	3,809	2,452	4,382	6,172
Cash and cash equivalents, end of period	$ 1,181	$ 4,382	$ 1,181	$ 4,382

(1) Restated pursuant to change in accounting policy for patent costs

MIGENIX Inc. – NEWS RELEASE – July 14, 2005                                                             Page 6 of 6

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to statements concerning: having results from the Phase II MX-3253 monotherapy study prior to the end of the third quarter of calendar 2005; commencing the MX-3253 combination study during the third quarter of calendar 2005; Cadence initiating a pivotal MX-226 Phase III study in the third quarter of calendar 2005; the Company advancing MX-2401 process development in preparation for the non-clinical studies required to support a Clinical Trial Application; the Company operating within an annual burn rate of $11 million to $13 million; and the Company’s current financial resources being sufficient to  fund operations to the end of the third quarter of calendar 2006. These statements are only predictions and actual events or results may differ materially from those reflected in the forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements, conditions in the securities markets generally and with respect to demand for MIGENIX's securities in particular; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. Certain of these factors and other factors are described in detail in the Company's Final Prospectus, Annual Information Form and Annual Report on Form 20-F, news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.